December 6, 2013

VIA FEDERAL EXPRESS AND E-MAIL

Filer Desk – Mail Stop 3040
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> **Re:** *Fundrise 1539 7th Street NW, LLC ("Fundrise" or the*
> *"Company") Amendment No. 4 to Regulation A Offering*
> *Statement on Form 1-A Originally Filed on August 2, 2013*
> *File No. 024-10360*

Dear Mr. Dang:

We are responding to comments received from the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**SEC**") by email dated November 25, 2013 regarding Fundrise's Regulation A Offering Statement on Form 1-A referenced above (the "**Form 1-A**"). For your convenience, Fundrise's responses are prefaced by the Staff's corresponding comment in italicized text. For your review, we have included, as Exhibit A, Amendment No. 4 to the Form 1-A.

Unless stated otherwise, the terms "we", "us", "our", "Fundrise", "Company", "Management", or similar terms collectively refer to Fundrise 1539 7th Street NW, LLC.

Item 4. Jurisdictions in Which Securities Are to be Offered

1. *We note your disclosure in (b) that the securities will be offered by the Manager. Please revise to clarify that Benjamin Miller and Daniel Miller, the co-managers of your Manager, will offer the units in connection with the offering as provided on page 41 or advise.*

Response: In response to the Staff's comment, Fundrise has revised disclosure in Item 4 as such.

General Repurchase Right, page 4

2. *We note your response to comment 1 of our comment letter dated November 12, 2013. Please revise to clarify, if true, that Class A Members will be entitled to the residual after the Class C and Class B Member units are repurchased and that you will only commence a repurchase if you have enough cash to fully fund such action or advise. Also, please revise throughout to ensure that your explanation of the repurchase right is consistent. For example only, please refer to the disclosure regarding the general repurchase right on page 40.*

Response: In response to the Staff's comment, the Company has revised the disclosure regarding the general repurchase right contained on page 12 and page 40 of the Form 1-A. In addition, the Company has revised the disclosure to clarify that (i) it will not commence its repurchase right unless it has enough cash to fully fund such action and (ii) that the Class A Members will be entitled to any residual funds remaining after the repurchase of the Class B and Class C Units.

Asset Management Fee, page 20

3. *Please revise to clarify if the reference to "adjusted capital balances" refers to the same capitalized term used throughout this document. If so, please tell us why that is synonymous with "cash investment." In addition, please revise your disclosure to explain whether, each month, the asset management fee is calculated based on the capital balances of the members as of a particular date.*

Response: In response to the Staff's comment, Fundrise advises that "adjusted capital balances" referred to on page 20 are the same as the capitalized term used throughout the document, and has revised disclosure to clarify. In addition, the Company has deleted the term "cash investment" in order to avoid confusion.

Finally, the Company has revised the disclosure to clarify that the monthly recurring asset management fee is 1/12 of the annual 1%, as it is assessed monthly.

Development Fee (recurring monthly), page 20

4. *Please revise your disclosure to clarify which of the identified expenses, the 5% of total development costs, which include the acquisition cost of the property, the reimbursement for hourly staff time, or both, recur monthly. In addition, please revise to identify the costs that will be included in total development costs and to explain whose hourly time is being reimbursed. Please also clarify what the $5,071.85 represents.*

Response: In response to the Staff's comment, Fundrise has revised its disclosure to clarify that the portion of the fee representing 5% of total development costs is a onetime fee, payable upon stabilization of the Property, which Management estimates will occur in 2016, while the three times reimbursement for hourly staff time recurs monthly. Fundrise has also added disclosure identifying the costs included in total development costs, whose hourly time is being reimbursed, and clarifying that the $5,071.85 paid out in developer fees as of November 14, 2013 is related solely to the three times reimbursement for hourly staff time portion of the developer fee.

Leasing Fee, page 21

5. *Please revise your disclosure to include a discussion of when the leasing fee will be incurred and paid, as noted in your response to comment 4.*

Response: In response to the Staff's comment, Fundrise has added disclosure contained in our previous response to comment 4 in the leasing fee discussion on page 21.

Preferred Return, page 29

6. *Please revise your disclosure to incorporate your response to comment 5.*

Response: In response to the Staff's comment, Fundrise has added disclosure contained in our previous response to comment 5 in the preferred return discussion on page 29.

Plan of Distribution, page 41

7. *In your response to comment 6 you explained that Daniel Miller is an associated person of a broker-dealer. Based on this explanation, it appears that Daniel Miller is unable to rely upon Rule 3a4-1 under the Securities Exchange Act when selling your securities. Please revise your disclosure as appropriate or advise. In addition, please revise your disclosure of Daniel Miller's business experience on page 33 to include his role with the broker-dealer as required by Item 401(e)(1) of Regulation S-K or advise.*

Response: Because Daniel Miller is an associated person of a broker-dealer, he does not fall squarely within the parameters of the safe harbor from broker-dealer registration under Exchange Act Rule 3a4-1(a)(4)(iii); however, as Rule 3a4-1 is a non-exclusive safe harbor, we believe that the limited, passive nature of Daniel Miller's activities with regard to the Offering and would not cause him to be in violation of Section 15(a) of the Exchange Act.

Other than with regard to his status as an associated person of a broker-dealer, Daniel Miller meets all other criteria of the safe harbor contained in Rule 3a4-1(a)(4)(iii). He is not subject to a statutory disqualification, as defined in Securities Act Section 3(a)(39), nor will he be compensated in connection with his participation in sales of the Units. In addition, Daniel

Miller's involvement in the offering will be purely passive in nature. That is, he will prepare written communications and respond to inquiries of potential purchasers where such responses are limited to information found in the Regulation A offering documents filed with the Commission. Daniel Miller also may provide ministerial support related to sales of the Units. In short, Daniel Miller's activity with respect to the offering will be in his capacity as a co-manager of the Manager, not as an associated person of a broker-dealer. More specifically, he will be acting as an associated person of the issuer.

The broker-dealer with which Daniel Miller is associated will not participate in the sales of Units, but will treat the activity as a private securities transaction by Daniel Miller under NASD Rule 3040. Because of the passive nature of his role, Daniel Miller will not solicit investors, including former clients, for purchases of the Units; nor will he rely in any manner on prior investor relationships. Based on this analysis, we believe that, while Daniel Miller does not fall within the parameters of the safe harbor under Rule 3a4-1, his activity with respect to the offering would not cause him to be in violation of Section 15(a) of the Exchange Act.

In response to the Staff's comment, the Company has revised the disclosure regarding Daniel Miller to (i) clarify that his activity does not require registration as a broker-dealer, and (ii) to include disclosure regarding his association with a broker-dealer in his biography.

8. *In your response to comment 6 you indicate that Benjamin Miller will rely on the safe harbor in Rule 3a4-1(a)(4)(iii) under the Securities Exchange Act in his participation in the sale of the units because his activity in connection with the sales will be entirely passive. However, we also note that Benjamin Miller has engaged in interviews with the media regarding Fundrise. Please explain how this activity is consistent with Rule 3a4-1(a)(4)(iii) or revise your disclosure as appropriate.*

Response: Benjamin Miller will rely on the safe harbor under Rule 3a4-1(a)(4)(iii) in engaging in activity related to purchases and sales of the Units. His role in the transactions will be purely passive in nature as previously described. While Benjamin Miller has engaged in interviews with the media regarding Fundrise, none of his commentary has been a solicitation for investments in a particular offering. Rather, all of Benjamin Miller's media interviews and comments have been about the novelty of the services Fundrise offers and the process by which Fundrise can be used to raise funds, generally.

Where the author of a particular article may have discussed a specific offering, such information in an article should not be deemed a solicitation by Fundrise, nor should it be attributed to Benjamin Miller. Rather, any information contained in an article that is not attributable to Benjamin Miller may be rightly assumed to have been procured by the author through publicly available sources, such as the Form 1-A. As a result, participating in press interviews in this capacity - where generic information about the Fundrise platform is discussed in general terms - is separate and apart from Benjamin Miller's participation in

U.S. Securities and Exchange Commission, Division of Corporation Finance, December 6, 2013

sales of Units under Rule 3a4-1(a)(4)(iii) and therefor is not inconsistent with his reliance thereon.

* * *

We appreciate the Staff's comments and request the Staff contact either Bjorn J. Hall of O'Melveny & Myers LLP at (202) 383-5415, (202) 383-5414 (facsimile) or bhall@omm.com (email), or the undersigned at (202) 584-0550, (202) 747-3982 (facsimile) or ben@fundrise.com (email) with any questions or comments regarding the enclosed documents.

Sincerely,



Benjamin S. Miller
Manager, Fundrise Manager 1539 7th Street NW, LLC

Attachments

cc: Daniel S. Miller
        Manager, Fundrise Manager 1539 7th Street NW, LLC

        Robert Plesnarski

        Bjorn J. Hall